3DMIA, LLC

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
3DMia, LLC
Holland, MI

We have reviewed the accompanying financial statements of 3DMia, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 3, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

3DMIA, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 52,927	$ 66,160
Undeposited Funds	-	816
Accounts Receivable	189,282	120,874
Related Party Note Receivable	38,295	15,000
Prepaid Expenses	18,116	-
TOTAL CURRENT ASSETS	298,620	202,850
NON-CURRENT ASSETS		
Fixed Assets	29,771	21,968
Accumulated Depreciation	(21,673)	(15,541)
Investment in Partnerships	(157,300)	(41,695)
Investment in Related Party	50,000	-
TOTAL NON-CURRENT ASSETS	(99,203)	(35,268)
TOTAL ASSETS	199,418	167,582

LIABILITIES AND MEMBERS' EQUITY

Reviewed- See accompanying notes.

1

3DMIA, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	91,576	48,613
Deferred Revenue	35,695	15,000
TOTAL CURRENT LIABILITIES	127,271	63,613
NON-CURRENT LIABILITIES		
Loan Payable A	85,000	85,000
Loan Payable B	4,027	6,459
Loan Payable C	50,000	50,000
Loan Payable D	50,000	-
Related Party Loans	101,528	153,177
Accrued Interest	3,900	208
TOTAL LIABILITIES	421,726	358,458
MEMBERS' EQUITY		
Owners' Equity, Net	(720,048)	(320,718)
Members' Contributions	999,550	412,050
Prior Period Adjustment to Owners' Equity	117,122	-
Net Income	(618,932)	(282,208)
TOTAL MEMBERS' EQUITY	(222,308)	(190,876)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 199,418	$ 167,582

Reviewed- See accompanying notes.

3DMIA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
Operating Income				
Sales	$	931,839	$	439,631
Cost of Goods Sold		590,884		227,096
Gross Profit		340,955		212,534
Operating Expense				
General & Administrative, Net		836,873		476,943
Professional Services		89,575		22,488
Rent		24,185		22,588
Equipment		12,668		4,864
Depreciation		6,132		4,727
Advertisement		1,816		2,271
		971,248		533,879
Net Income from Operations		(630,293)		(321,345)
Other Income (Expense)				
Partnership Income		171,822		50,447
Loss on Partnership Investments		(132,465)		(4,208)
Interest Expense		(27,997)		(7,101)
Net Income	$	(618,932)	$	(282,208)

3DMIA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (618,932)	$ (282,208)
Change in Accounts Payable	20,647	43,638
Change in Accounts Receivable	(68,408)	(67,753)
Change in Depreciation	6,132	4,179
Change in Deferred Revenue	20,695	15,000
Change in Prepaid Expenses	$ (18,116)	$ -
Net Cash Flows From Operating Activities	(657,982)	(287,143)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(7,803)	1,520
Investments in Partnerships	115,605	78,540
Investment In Related Party	(50,000)	-
Net Cash Flows From Investing Activities	57,802	80,060
Cash Flows From Financing Activities		
Issuance of Loans Payable B	(2,433)	(2,799)
Issuance of Loans Payable C	-	50,000
Issuance of Related Party Loans	(29,333)	120,389
Issuance of Loans Payable D	50,000	-
Increase in Accrued Interest	3,692	208
Issuance of Related Party Note Receivable	(23,295)	(15,000)
Increase in Members' Contributions	587,500	75,000
Net Cash Flows From Financing Activities	586,131	227,799
Cash at Beginning of Period	66,976	46,260
Net Increase (Decrease) In Cash	(14,049)	20,716
Cash at End of Period	$ 52,927	$ 66,976

3DMIA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

———————

	Members' Contributions	Owners' Equity Equity	Total Members' Equity
Balance at December 31, 2016	$ -	$ (79,027)	$ (79,027)
Members' Contributions	412,050		412,050
Members' Distributions (Loss)		(241,691)	(241,691)
Net Income			(282,208)
Balance at December 31, 2017	$ 412,050	$ (320,718)	$ (190,876)
Members' Contributions	999,550		999,550
Members' Distributions (Loss)		(529,172)	(529,172)
Prior Period Adjustment to Owners' Equity			117,122
Net Income			(618,932)
Balance at December 31, 2018	$ 999,550	$ (720,048)	$ (222,308)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

3DMia, LLC ("the Company") is a limited liability company organized under the laws of Michigan. The Company operates as a commercial media services firm providing photography, aerial photography, 3D modeling and video production for real estate offices.

The Company holds a 51% ownership of multiple separate entities, (known as Next Door Photos, LLC), across the United States by partnering with individuals who want to own their own location. 3DMia, LLC receives a $25,000 buy in fee when a new location is launched to cover the costs incurred by 3DMia, LLC by establishing the new entity.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $618,932 and $282,208 in 2018 and 2017 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a Reg CF campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 3, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

General & Administrative, Net

This account is net of guaranteed payments to members. These payments are made to members who provide services to the Company. Payments totaling $649,298 and $354,949 were paid in 2018 and 2017 respectively. Amounts vary per year due to the standing agreements between members and the company.

Partnership Income

This revenue was collected through the establishment of multiple locations in 2018. This amount comes from the $25,000 buy in fee. See Note A for explanation.

Loss on Partnership Investments

As owner of 51% of other locations (known as Next Door Photos, LLC), the Company recognized losses of $132,465 and $4,208 in 2018 and 2017 respectively. See Note A for further reference.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2017- $1,760
2018- $1,943
2019- $2,000

Prior Period Adjustment to Owners' Equity

An adjustment was made to Owners' Equity to remove an error made in prior periods.

Owners' Equity, Net

This account is net of distributed losses to members. Distributed losses totaled $529,172 and $241,691 in both 2018 and 2017 respectively.

Advertising

The Company records advertising expenses in the year incurred.

Related Party Notes Receivable

In 2017, the company issued a note receivable to a related party ("the Related Party Note Receivable"). The note does not accrue interest and is payable at a future date to be determined by management.

Investment in Partnerships

See Note A for description of how the company establishes these partnerships. This account reflects the cumulative 51% net loss of all the locations in 2018 and 2017.

Investment in Related Party

In 2018, the company purchased a 10% stake in a business they hire for professional services. The company plans to use the cost method in valuating this investment in future periods.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2015, the company received a line of credit for the purpose of funding continuing operations ("Loan A"). The note accrues interest at the rate of 3% per annum. During 2018 and 2017, the Company capitalized approximately $0 in interest related to the Notes as the accruing interest is paid every month. The line of credit will be due in full by October 2020.

The company issued a note payable in exchange for a company vehicle ("Loan B"). The note is subject to an interest rate of 4.1% per annum and minimum month payments are $254 per month.

In 2017, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("Loan C"). The note accrues interest at the rate of 10.5% per annum and is payable by December 2020. During 2018 and 2017, the Company capitalized approximately $0 in interest related to the Notes. Minimum monthly interest payments equal $455.

In 2018, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("Loan D"). The note accrues interest at a floating rate of Prime plus 3.25% per annum. Payments towards this interest rate are required monthly and vary according to the prime rate. The Note also accrues additional payment-in-kind (PIK) interest at a rate of 2.5% per annum. The note will be due in full during 2020. In 2018, the Company capitalized approximately $1,158 in PIK interest related to the Note.

In 2017, the company issued two notes payable in exchange for cash for the purpose of funding continuing operations ("Related Party Notes"). One note, in the amount of $100,000, accrues interest at a floating rate of Prime plus 3.25% per annum. Payments towards this interest rate are required monthly and vary according to the prime rate. This Note also accrues additional payment-in-kind (PIK) interest at a rate of 2.5% per annum. During 2018, the Company capitalized approximately $2,743 in PIK interest related to the Note. The second note, totaling $1,528 in 2018, does not accrue interest and is payable at a date to be determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 3, 2020, the date that the financial statements were available to be issued.

In 2019, the company decided to be taxed as an corporation.